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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           MILGRAY ELECTRONICS, INC.
                           (NAME OF SUBJECT COMPANY)

                           MILGRAY ELECTRONICS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                        (TITLE AND CLASS OF SECURITIES)

                                  599751 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 RICHARD HYMAN
                            EXECUTIVE VICE PRESIDENT
                           MILGRAY ELECTRONICS, INC.
                              77 SCHMITT BOULEVARD
                          FARMINGDALE, NEW YORK 11735
                                 (516) 420-9800
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO

                           HERSCHEL M. WEINBERG, ESQ.
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022
                            TELEPHONE (212) 980-2600

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates to an offer by ME Acquisition, Inc., a New York corporation and a wholly owned subsidiary of Bell Industries, Inc., a California corporation, to purchase all of the Shares (as defined below) of Milgray Electronics, Inc., a New York corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the offer to purchase dated December 4, 1996 ("Offer to Purchase") referred to in Item 2 hereof.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Milgray Electronics, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 77 Schmitt Boulevard, Farmingdale, New York 11735. The title of the class of equity securities to which this Statement relates is the common stock, par value $.25 per share (the "Shares") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") disclosed in the
Schedule 14D-1 dated December 4, 1996 (as amended or supplemented, "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Bell Industries, Inc., a California corporation ("Parent" or "Bell") and its wholly owned subsidiary ME Acquisition, Inc., a New York corporation (the "Purchaser") relating to an offer by the Purchaser to purchase all outstanding Shares at $14.77 per share, net to the seller in cash, without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The principal executive offices of each of the Purchaser and Parent are located at 11812 San Vicente Boulevard, Los Angeles, CA 90049-5022.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of November 26, 1996 (the "Merger Agreement"), by and among the Company, Bell and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger each Share outstanding at the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Bell, the Purchaser or any other subsidiary of Bell or the Company or Shares owned by stockholders who properly exercise their dissenters' rights under the New York Business Corporation Law [the "BCL"]) will by virtue of the Merger and without any action of the holder thereof, be converted into the right to receive $14.77 per Share, net to the Seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share (the "Certificate"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company (which is the person filing this Statement) are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) The Company is a party to the Merger Agreement and Confidentiality Agreement with the Parent and/or Purchaser; and directors and/or executive officers of the Company are parties to agreements and arrangements summarized below relating to or arising out of transactions contemplated by the Merger Agreement or the Merger.

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                              THE MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will accept for payment and pay for Shares tendered as soon as practicable after it is legally permitted to do so under applicable law, subject to the restriction set forth in the next succeeding sentence. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not decrease the Offer Price, decrease the number of Shares sought, change the form of the consideration to be paid in the Offer, amend or waive the Minimum Condition or amend any other condition of the Offer (other than insignificant changes or amendments) in any manner adverse to the holders of the Shares except that if on the initial scheduled Expiration Date all conditions of the Offer have not been satisfied or waived, the Offer may be extended from time to time without the consent of the Company until February 6, 1997, or if the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") has not expired or terminated by February 6, 1997, until February 28, 1997. The Merger Agreement also provides that, without the written consent of the Company, the Purchaser will not accept for payment and pay for any Shares prior to January 7, 1997. In addition, the Merger Agreement provides that, without the consent of the Company, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such an increase.

     The Merger. The Merger Agreement provides that subject to the terms and conditions thereof, and pursuant to New York Law, at the Effective Time Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.

     The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the conditions that: (i) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Federal, state, local or foreign governmental or regulatory authority necessary for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been filed, occurred or been obtained and will be in effect at the Effective Time; (ii) no temporary restraining order, preliminary injunction or permanent injunction or other order precluding, restraining, enjoining, preventing or prohibiting the consummation of the Merger will have been issued by any Federal, state or foreign court or other governmental or regulatory authority and remain in effect; (iii) no Federal, state, local or foreign statute, rule or regulation will have been enacted which prohibits the consummation of the Merger or would make the consummation of the Merger illegal; and (iv) the Merger Agreement will have been approved and adopted by the affirmative vote required of the shareholders of the Company, if required pursuant to the Company's articles of incorporation and applicable New York Law in order to consummate the Merger. In addition, the obligations of the Company to effect the Merger are also subject to the satisfaction or waiver, on or prior to the date of the closing of the Merger (the "Closing Date"), of the additional condition that Parent, Purchaser or their affiliates will have purchased Shares (including without limitation the Shares subject to the Tender Agreement) pursuant to the Offer.

     The Merger Agreement provides that at the Effective Time, each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock and any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent) will be converted into the right to receive the Offer Price, without interest.

     Pursuant to the Merger Agreement, each issued and outstanding share of common stock of Purchaser will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares (including without limitation all Shares subject to the Tender Agreement) by Purchaser or any other subsidiary of Parent pursuant to the Offer, Parent will be entitled to designate such

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number of directors, rounded to the nearest whole number, on the Board as is equal to the product of the total number of directors then serving on the Board (which, immediately prior to such calculation, may not consist of more than five directors) multiplied by the ratio of the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates to the total number of Shares then outstanding. The Company must, upon request of Purchaser, take all action necessary to cause Parent's designees to be elected or appointed to the Board, including without limitation securing the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected or appointed to the Board, and must cause Parent's designees to be so elected or appointed. Purchaser has advised the Company that it is Purchaser's expectation that those individuals so elected or appointed to the Board will not receive any compensation for services rendered in such capacity. At such time, the Company will also cause persons designated by Parent to constitute the same percentage (rounded to the nearest whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     The Merger Agreement further provides that the Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, including mailing to shareholders as part of the Company's Schedule 14D-9 the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent's designees to be elected to the Board. From and after the time, if any, that Parent's designees constitute a majority of the Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder (other than as specifically provided in the Merger Agreement) may be effected only if the action is approved by a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement; provided that, if there will be no such directors, such actions may be effected by majority vote of the entire Board.

     Shareholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger: (i) duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (x) to obtain and furnish the information required to be included by the Commission in the Company Proxy Statement and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Company Proxy Statement") to be mailed to its shareholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders; and (iii) include in the Company Proxy Statement the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement (provided that shareholders should consult with their financial or tax advisers prior to voting to approve the Merger) unless, in the opinion of the Board of Directors after consultation with independent counsel, the inclusion of such recommendation would be inconsistent with its fiduciary duties under applicable law. Purchaser has agreed that it will, and will cause any of its permitted assignees to, vote all of the Shares then owned by it which are entitled to vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event Purchaser acquires at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without approval of the Company shareholders.

     Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly contemplated therein or as agreed in writing by Parent, after the date of the Merger Agreement and prior to the time the directors of the Purchaser have been elected to the Board, that the business of the Company and its subsidiaries will be carried on in the usual, regular and ordinary course, in substantially the same manner as previously conducted. The Merger Agreement sets forth various specific actions related to the conduct of its

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business which the Company is prohibited or restricted from taking during this period and other actions which the Company is required to take during this period.

     No Solicitation. In the Merger Agreement, the Company has agreed that the Company and its subsidiaries and affiliates will not, and will use their reasonable efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other representatives and agents do not, directly or indirectly, initiate, solicit, encourage or participate in, or provide any information to any person concerning, or take any action to facilitate the making of, any offer or proposal which constitutes or reasonably likely to lead to any Acquisition Proposal (as hereinafter defined) of the Company or any subsidiary or affiliate or an inquiry with respect thereto. The Company has agreed and will cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all existing activities, discussions and negotiations, if any, with any parties conducted heretofore with respect to such matters. Nonetheless, the Company may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to an appropriate confidentiality agreement, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal (x) if such entity or group has submitted a bona fide written proposal to the Board relating to any such transaction and (y) if, in the opinion of the Board after consultation with independent legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with their fiduciary duties under applicable law.

     The Company is required to promptly notify Parent and Purchaser of any such offers, proposals or Acquisition Proposals (including without limitation the terms and conditions thereof and the identity of the person making it), and is further required to keep Parent apprised of all developments with respect to any such Acquisition Proposal. The Company is further required to give Parent written notice of any Acquisition Proposal that the Company intends to accept as an Acceptable Offer in accordance with the terms of the Merger Agreement at least two business days prior to accepting such offer or otherwise entering into any agreement or understanding with respect thereto. Any modification of an Acquisition Proposal constitutes a new Acquisition Proposal for purposes of these provisions of the Merger Agreement.

     Nothing in the Merger Agreement prohibits the Company or its Board from (a) taking and disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, or (b) making such disclosure to the Company's shareholders which, in the opinion of the Board, after consultation with independent legal counsel to the Company, may be required under applicable law. "Acquisition Proposal" when used in connection with any person means any tender or exchange offer involving such person, any proposal for a merger, consolidation or other business combination involving such person or any subsidiary of such person, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, such person or any subsidiary of such person, any proposal or offer with respect to any recapitalization or restructuring with respect to such person or any subsidiary of such person or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such person, or any subsidiary of such person; provided, however, that, as used in the Merger Agreement, the term "Acquisition Proposal" does not apply to (i) any transaction of the type described in Section 6.1(d) of the Merger Agreement involving Parent, Purchaser or their affiliates. "Acceptable Offer" means an executed written offer for an Acquisition Proposal received by the Company (i) in which the offeror demonstrates proof reasonably satisfactory to the Company's Board of Directors of its financial capability and authority to consummate the transactions contemplated by such offer (including without limitation the payments required by Section 9.1(b) of the Merger Agreement) and (ii) which provides for (x) net cash proceeds to the Company or all of its shareholders (in addition to amounts paid pursuant to clause (i) above) in an amount greater than that provided for under the Merger Agreement, at a per Share purchase price greater than that contained thereunder (or, in the event such amount has been increased by Parent in the Merger Agreement, such greater amount) or (y) the issuance of publicly traded stock as the consideration payable to the Company or all of its shareholders (in addition to amounts paid pursuant to clause (i) above) which has an established market value in excess of the per Share purchase price

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contained herein (or, in the event such amount has been increased by Parent in the Merger Agreement, such greater amount).

     Directors' and Officers' Indemnification. The by-laws of the Surviving Corporation in effect on the date of the Merger Agreement may not be amended, replaced or modified up to a date which is six years from the Effective Time in any manner which would adversely affect the rights of individuals who on the or at any time prior to the Effective Time were directors, officers, employees or agents of the Company unless such modification is required by law. For six years after the earlier of (i) the date on which the Parent Designees have been elected to the Board of Directors of the Company pursuant to Section 3.1 of the Merger Agreement and constitute a majority of the members thereof or (ii) the Effective Time, Parent shall and shall cause the Surviving Corporation to indemnify the present and former officers, directors, employees or agents of the Company or its subsidiaries against losses, claims, damages, liabilities, fees and expenses including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that the settlement is effected with the prior written consent of Parent or the Surviving Corporation, which consent shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time (including without limitation matters arising out of or pertaining to the transactions contemplated by the Merger Agreement) to the full extent permitted under New York law or the Company's certificate of incorporation or by-laws in effect at the date of the Merger Agreement. In addition, Parent and the Surviving Corporation are required to honor and fulfill the obligations of the Company under indemnification agreements with the Company's directors and officers existing at or within five business days of the date of the Merger Agreement which are listed in a schedule to the Merger Agreement and have been delivered to Parent and Purchaser in accordance with the Merger Agreement. The Merger Agreement also provides that the Company's Directors' and Officers' Liability Insurance which is in effect on the date of the Merger Agreement will be maintained through the Effective Time, at which time the Parent shall or shall cause the Surviving Corporation to purchase and pay for runoff coverage for a six-year term covering those persons who are currently covered by the Company's Directors' and Officers' Liability Insurance Policy with coverages and terms substantially similar to those now applicable.

     Benefit Plans and Certain Contracts and Employment Arrangements. The Merger Agreement provides that it is Parent's current intention to cause the Company to provide its employees for at least two years following the Effective Time in general with employee benefit arrangements providing welfare benefits substantially comparable in the aggregate to those provided by the Company as of the date of the Merger Agreement, except for any changes thereto that may be required by law, provided that Parent has retained the right to amend, modify or terminate any employee benefit policy or arrangement maintained by the Company to the extent not prohibited by the terms thereof or by applicable law.

     Simultaneously with the closing of the Merger Agreement, Parent entered into employment agreements with the Selling Shareholder and Richard Hyman and the Company and Parent entered into employment agreements with each of John Tortorici, Andrew Epstein, James Darren O'Donnell, Steven Sokoloff, Gary Adams, Elliott Schnabel and Thomas Woolf (collectively with Mr. Hyman, the "Key Officers"), such agreements to be effective as of the Effective Time. The Selling Shareholder's employment agreement provides that the Selling Shareholder will be employed for a one-year term as Vice Chairman of the Board and an Assistant Secretary of Parent at a salary of $100,000 per year, with automatic one-year extensions at a nominal salary (to be set by Parent) sufficient to enable the Selling Shareholder to participate in Parent's medical insurance plan. Mr. Hyman's employment agreement provides that Mr. Hyman will be employed for a five-year term as President of the Company and Executive Vice
President -- Electronics Distribution Group of Parent at a base salary of $400,000 plus a guaranteed minimum incentive bonus of $135,000 per year. Mr. John Tortorici's employment agreement provides that Mr. Tortorici will be employed for a three-year term as Vice President--Finance and Treasurer of the Company at a base salary of $175,000 per year plus a guaranteed minimum incentive bonus of $70,000 per year. Mr. Elliott Schnabel's employment agreement provides that Mr. Schnabel will be employed for a three-year term as a Regional Vice President -- Sales of the Company at a base salary of $200,000 per year plus a guaranteed minimum incentive bonus of $80,000 per year. Mr. Thomas Woolf's employment agreement provides that Mr. Woolf will be employed for a three-year term as a Regional Vice President -- Sales of the Company at a base salary of $175,000 per year plus a

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guaranteed minimum incentive bonus of $56,000 per year. Mr. Gary Adams'
employment agreement provides that Mr. Adams will be employed for a three-year term as a Regional Vice President -- Sales of the Company at a base salary of $150,000 per year plus a guaranteed minimum incentive bonus of $61,000 per year. Mr. Steven Sokoloff's employment agreement provides that Mr. Sokoloff will be employed for a three-year term as a Vice President -- Marketing of the Company at a base salary of $250,000 per year plus a guaranteed minimum incentive bonus of $94,000 per year. Mr. James Darren O'Donnell's employment agreement provides that Mr. O'Donnell will be employed for a three-year term as a Vice President--Marketing of the Company at a base salary of $225,000 per year plus a guaranteed minimum incentive bonus of $75,000 per year. Mr. Andrew Epstein's employment agreement provides that Mr. Epstein will be employed for a three-year term as Vice President -- Operations of the Company at a base salary of $175,000 per year plus a guaranteed minimum incentive bonus of $66,000 per year. In addition, each of the Key Officers will be awarded Incentive Stock Options to acquire 10,000 shares of common stock of Parent (25,000 shares in the case of Mr. Hyman) under Parent's Stock Option Plan pursuant to a stock option agreement to be entered into upon effectiveness of their respective employment agreements. Each Key Officer will also be entitled to participate in all of Parent's employee benefit plans listed in Parent's employee handbook, as the same may change from time to time, and, in addition, to participate on the same terms as senior Parent executives in any benefit plans available to members of Parent's management (whether or not listed in the employee handbook). Copies of the forms of such Employment Agreements are set forth in Exhibit 6.8(b) to the Merger Agreement, which is filed as Exhibit (c)(1) to this Schedule 14D-9.

     Election of Directors. Parent will, immediately after the Effective Time, cause the Selling Shareholder to be elected to Parent's Board of Directors.

     Representations and Warranties. The Company has made customary representations and warranties to Parent and Purchaser.

     Termination; Expenses. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after shareholder approval thereof:

          (i) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company;

          (ii) by either the Board of Directors of Parent or the Board of Directors of the Company: (a)(i) if all conditions to the Offer shall not have been satisfied or waived within the relevant time period specified in
     Section 1.1(a) of the Merger Agreement, (ii) if all such conditions have been so satisfied or waived and the Purchaser shall not have accepted for purchase and purchased all Shares validly tendered and not withdrawn prior to the Expiration Date of the Merger Agreement within ten business days following such Expiration Date; or (iii) if the Merger shall not have been consummated on or prior to May 31, 1997; provided, however, that the right to terminate the Merger Agreement as described in this clause (i) shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer or the Merger, as applicable, to be consummated on or prior to the applicable dates or (ii) if a court of competent jurisdiction or other governmental or regulatory authority will have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto will use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action will have become final and nonappealable;

          (iii) by the Board of Directors of the Company: (a) if, prior to the purchase of Shares by Parent, Purchaser or their affiliates pursuant to the Offer, the Company will have (A) accepted an Acceptable Offer in compliance with the terms of Section 6.1 of the Merger Agreement and (B) paid or caused to be paid the expenses payable to Parent provided for in Section 9.1(b) of the Merger Agreement; or (b) if, prior to the purchase of the Shares pursuant to the Offer, Parent or Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained therein or breaches its representations and warranties in any material respect; or (c) if Parent, Purchaser or any of their affiliates will have failed to commence the Offer on or prior to five business days following

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     the date of the initial public announcement of the Offer other than due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions described in Section 14 of the Offer to Purchase; provided that the Company may not terminate the Merger Agreement as described in this clause (c) if the Company is in material breach of the Merger Agreement; or (d) if prior to the purchase of Shares pursuant to the Offer, there shall have been instituted, pending or threatened any action, suit or proceeding which challenges, seeks to make illegal, prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger and which, in the opinion of independent counsel acceptable to the parties (consent not be unreasonably withheld), has reasonable possibility of success.

          (iv) by the Board of Directors of Parent: (a) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions described in Section 14 of the Offer to Purchase, Parent, Purchaser, or any of their affiliates will have failed to commence the Offer on or prior to the Offer Deadline; provided that Parent and Purchaser may not terminate the Merger Agreement as described in this clause (a) if Parent or Purchaser (x) is in material breach of the Merger Agreement; or (y) has not exercised such right by the close of business on or before the fifth business day following the Offer Deadline; (b) if Parent or Purchaser is not in material breach of the Merger Agreement and prior to the purchase of Shares pursuant to the Offer, the Company will have received an Acceptable Offer and the Board of Directors of the Company will have withdrawn, or modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or will have recommended an Acquisition Proposal, provided, however, that if the Company's Board of Directors modifies or changes its recommendation of the Offer, this Agreement or the Merger to either express no opinion and remain neutral with respect thereto, or to provide that it is unable to take a position with respect thereto, such modification or change will not be deemed to be adverse to Parent or Purchaser for purposes of this clause (b); (c) if Parent or Purchaser, as the case may be, will have terminated the Offer, or the Offer will have expired without Parent or Purchaser, as the case may be, purchasing any Shares thereunder, provided that Parent and Purchaser may not terminate the Merger Agreement as described in this clause (c) if (x) it or the Purchaser has failed to purchase the Shares in the Offer in violation of the material terms thereof or (y) Parent or Purchaser has not exercised such right by the close of business on or before the fifth business day following the termination or expiration of the Offer in accordance with its terms; or (d) if, prior to the purchase of the Shares pursuant to the Offer, the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect.

     If (i) the Board of Directors of the Company terminates the Merger Agreement because the Company has accepted an Acceptable Offer under certain conditions prior to the later of the purchase of Shares under the Offer or the scheduled expiration date for tender offer, (ii) the Board of Directors of Parent terminates the Merger Agreement if the Company has received an Acceptable Offer and withdrawn or adversely changed its recommendation of the transaction under certain circumstances, or (iii) the Board of Directors of Parent terminates the Merger Agreement if Parent, Purchaser or any of their affiliates will have failed to commence the Offer by five business days after announcement of the Merger Agreement under certain circumstances or if Parent or Purchaser will have terminated the Offer or the Offer will have expired without Parent or Purchaser purchasing any Shares under certain conditions, in each case due to
(x) a material breach of the representations and warranties of the Company set forth in the Merger Agreement or (y) a material breach of, or failure of the Company to perform or comply with, any material obligation, agreement or covenant contained in the Merger Agreement, then in any such case as described in clause (i), (ii) or (iii) the Company shall be required to reimburse Parent for all of its fees and expenses incurred in connection with the Offer and the Merger Agreement and the transactions contemplated thereby. Any such amounts must be paid by the Company concurrently with the termination of the Merger Agreement in the case of a termination referred to in clause (i) and otherwise not later than two business days after termination of the Merger Agreement (or, if later, after Parent provides reasonable documentation to the Company of the amount of such fees and expenses). Any such fees and expenses not paid when due shall accrue interest at the rate of ten percent per annum from the due date until paid in full.

     If (i) the Board of Directors of the Company terminates the Merger Agreement prior to the purchase of any Shares pursuant to the Offer because Parent or Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties contained therein in any material respect or (ii) Parent is unable to obtain the financing necessary to satisfy the Financing Condition (other than because of (a) the occurrence of any event that would result in a failure to satisfy any of the conditions of the Offer (see Section 14 of the Offer to Purchase) (and for this purpose only, disregarding the provisos to the condition set forth in paragraph (d) of said
Section 14), or (b) the occurrence of a Material Adverse Effect with respect to Parent and its consolidated subsidiaries, whether such event or Material Adverse Effect occurs before or after commencement of the Offer), then Parent shall be required to reimburse the Company for all of its fees and expenses incurred in connection with the Offer and the Merger Agreement and the transactions contemplated thereby, such reimbursement to occur not later than two business days after termination of the Merger Agreement (or, if later, after the Company provides reasonable documentation to Parent of the amount of such fees and expenses). Any such fees and expenses not paid when due shall accrue interest at the rate of ten percent per annum from the due date until paid in full.

     Appraisal Rights. Notwithstanding anything in the Merger Agreement to the contrary, any issued and outstanding Shares held by persons who object to the Merger and comply with all the provisions of New York Law concerning the right of holders of Shares to dissent from the Merger and require appraisal of their Shares ("Dissenting Shareholder") will not be converted into the right to receive the Offer Price, without interest, pursuant to the Merger Agreement but will become the right to receive such consideration as may be due to such Dissenting Shareholder pursuant to New York Law; provided, however, that the Shares outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who will, after the Effective Time, fail to perfect his right to appraisal, withdraw his demand for appraisal, or lose his right of appraisal, in any case pursuant to Section 623 of the New York Law, will be deemed to be converted as of the Effective Time into the right to receive the Offer Price, payable to the holder thereof, without interest. The Company will give Parent (i) prompt notice of any written demands for appraisal of the Shares received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. The Company will not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

     Conditions of the Offer. Purchaser's obligations to accept for payment or pay for Shares are subject, among other things, to (i) expiration and termination of the applicable waiting period under the HSR Act, (ii) satisfaction or waiver of the Minimum Condition, and (iii) satisfaction or waiver of the financing condition and (iv) the occurrence at any time on or after the date of the Merger Agreement of various events set forth in Annex A to the Merger Agreement (or the determination by Purchaser that any of such events shall have occurred).

                           INDEMNIFICATION AGREEMENTS

     The Company has entered into indemnification agreements with each person who as of November 26, 1996 was either an executive officer or director of the Company. The indemnification agreements provide generally (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation or defense of any threatened, pending or expired litigation related to such indemnitee's service to the Company in certain capacities and against all judgments, fines and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitee's rights under the indemnification agreements are not exclusive of any other rights indemnitee may have under the BCL, the Company's by-laws or otherwise. A copy of the form of indemnification agreement referred to in this paragraph has been filed as Exhibit (c)(2) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

     Article Tenth of the certificate of incorporation of the Company, as amended to date, limits the personal liability of directors of the Company. A copy of such Article Tenth has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Article IX,
Section 1, of the Company's by-laws provides, among other things, for mandatory indemnification of the Company's directors and officers and advance payment of expenses incurred by an indemnitee in defending various actions by reason of the fact that such indemnitee was a director or officer of the Company, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if and to the extent that it shall ultimately be determined that such indemnitee is not entitled to be indemnified by the Company under relevant sections of the New York Business Corporation Law. Article IX, Section 1, of the Company's by-laws has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The Company has in effect a directors' and officers' liability insurance policy covering, among other things, various claims against officers and directors as set forth in said policy.

                           CONFIDENTIALITY AGREEMENT

     The Parent entered into a confidentiality agreement, dated September 17, 1996, with the Company (the "Confidentiality Agreement"), pursuant to which Parent has agreed, among other things, to keep confidential certain non-public, confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. A copy of the Confidentiality Agreement is filed with this Statement as Exhibit (c)(5) and incorporated herein by reference in its entirety.

                                TENDER AGREEMENT

     The following summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as Exhibit (c)(6) to this Schedule 14D-9 and which is incorporated herein in its entirety.

     Tender of Shares. In connection with the execution of the Merger Agreement, Parent, Purchaser and Selling Shareholder entered into the Tender Agreement. Upon the terms and subject to the conditions of such agreement, the Selling Shareholder has agreed (i) to validly tender or cause the record owner of any Shares beneficially owned by the Selling Shareholder to tender all such Shares pursuant to the Offer not later than December 10, 1996 or, with respect to any Shares acquired directly or indirectly, or otherwise beneficially owned, by the Selling Shareholder in any capacity after November 26, 1996 and prior to the termination of the Tender Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of a purchase, dividend, distribution, gift, bequest, inheritance or as a successor-in-interest in any capacity (including a fiduciary capacity) or otherwise ("After-Acquired Shares") within one business day following the acquisition thereof, and (ii) not to withdraw any Shares so tendered without the prior written consent of Parent. The Selling Shareholder has agreed that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to the terms and conditions of the Offer.

     Non-Competition; Nondisclosure. The Selling Shareholder has agreed that for a period of three years from the date of the sale of the Shares, or, if longer, while the Selling Shareholder is a director, officer or employee of Bell, he will not compete with the Company or solicit employees or customers of the Company, and that he will not disclose trade secrets or other confidential information of the Company. Notwithstanding the foregoing, at any time after the initial three-year period, the Selling Shareholder may compete with the Company or solicit employees of the Company with the express written consent of Parent, which will not be unreasonably withheld.

     Voting. The Selling Shareholder has agreed that (for so long as the Merger Agreement is in effect), at any meeting of the holders of the Shares, however called, or in connection with any written consent of the holders of the Shares, he will vote (or cause to be voted) his Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender Agreement and any actions required in furtherance thereof; (b) against any action or agreement that would result in a breach of any obligation or agreement of the Company under the Merger Agreement or the Tender Agreement; and (c) except as otherwise agreed to in writing in advance by Parent, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger, the Offer and the transactions contemplated by the Tender Agreement and the Merger Agreement;
(ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries; (iv) any change in the management or the Board of Directors of the Company, except as specifically contemplated by the Merger Agreement; (v) any change in the present capitalization or dividend policy of the Company; (vi) any amendment of the Company's articles of incorporation or by-laws; or (vii) any other material change in the Company's corporate structure or business. Any such vote or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Notwithstanding anything to the contrary contained in the Tender Agreement, the Selling Shareholder will be free to act in his capacity as a member of the Board of Directors of the Company and to discharge his fiduciary duties as such.

                          INVESTMENT BANKING SERVICES

     In October 1996, the Company retained Carl Marks & Co., Inc. ("Carl Marks") to provide investment banking services and to explore all options to recognize the greatest value for the Company's shareholders. The Company agreed to pay to Carl Marks for such services a fee of $175,000 upon consummation of the sale of all or at least two-thirds of the Company's common stock. The Company has also agreed to indemnify Carl Marks against certain liabilities, including liabilities arising under the Federal securities laws. Mr. Robert Davidoff, a director of the Company, is a vice president of Carl Marks. A copy of the engagement letter between the Company and Carl Marks is filed with this Statement as Exhibit (c)(7) and is incorporated herein by reference in its entirety.

                        VOTE REQUIRED TO APPROVE MERGER

     New York Law provides that the adoption of any plan of merger or consolidation by the Company requires the approval of the Board and the affirmative vote of at least 66 2/3% of all outstanding shares entitled to vote thereon (including the votes of any Shares owned by Parent and Purchaser that have voting rights at such time), if the "short form" merger procedure described below is not available. The Board has authorized and approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such shareholders at a meeting of the Company's shareholders convened for that purpose (the "Shareholders Meeting") if the "short form" merger procedure described below is not available. New York Law also provides that the Merger will not require the approval of the Company's shareholders, and can be adopted by Purchaser's Board of Directors, if Purchaser owns at least 90% of the outstanding Shares. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without the Shareholders Meeting and without approval by shareholders of the Company. If, however, Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under New York Law, a significantly longer period of time will be required to effect the Merger. Even if the Minimum Condition is satisfied, Purchaser will not necessarily be able to purchase sufficient Shares in the Tender Offer in order to be able to use the "short form" merger procedures described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendations of the Board of Directors. The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the Offer and the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company's shareholders as a group, provided that each shareholder should consult with his financial or tax adviser regarding the impact thereof on such shareholder; and the Board unanimously recommends that the shareholders of the Company, as a group, accept the Offer, tender their Shares thereunder to Purchaser and approve and adopt the Merger Agreement and the Merger, provided, however, that shareholders should consult with their financial or tax adviser prior to tendering their Shares in the Offer or voting to approve the Merger.

     (b) Background of the Offer; Reasons for the Recommendation. In March 1996, following conversations among Parent's investment banker, Peers & Co., Richard Hyman (Executive Vice President and a director of the Company) and Parent, Parent presented to Herbert S. Davidson (the Chief Executive Officer and principal stockholder of the Company) a proposal looking toward an offer by the Parent to acquire the outstanding stock of the Company and for merger of the Company and a subsidiary of Parent.

     Following consideration of the proposal by Mr. Davidson and Mr. Hyman, the Parent, in a letter to the Company (the "April Letter"), presented a modified proposal, pursuant to which the Parent would make a tender offer to the Company's shareholders, to be followed by a merger of the Company and a subsidiary of the Parent, subject to various conditions set forth in said letter. The April Letter was conditioned, among other things, upon Mr. Davidson entering into an option agreement for tendering all of his shares in the proposed tender offer. The April Letter also contemplated the employment by the merged company of various executives or employees of the Company.

     On April 30, 1996, representatives of the Parent and of the Company met in New York City with a view to discussing the terms, the desirability and/or effects of the proposed merger, the methods of operation of the merged company, the terms of the proposed employment arrangements, and various other matters related to the Parent's proposal. Also discussed at this meeting were the financing arrangements of the Parent relating to the proposed transaction.

     Before and after the aforementioned meeting, various members of the Company's Board of Directors were advised of the proposal and of the discussions which were taking place. Thereafter, representatives of the Parent and of the Company engaged in negotiations regarding various terms of the proposed Offer and Merger and discussions also took place regarding a possible organizational structure and compensation and benefits matters if the proposed Offer and Merger were to be consummated. Representatives of the Company also were in contact with the bank which was to coordinate the Parent's financing. In August 1996, Messrs. Davidson and Hyman participated in a meeting at Parent's headquarters to discuss and negotiate various matters with respect to the proposed transactions.

     In October 1996, the Company retained Carl Marks & Co., Inc. to provide investment banking service and to explore all options to recognize the greatest value for the Company's shareholders. In October 1996, the Board of Directors of the Company retained Mesirow Financial, Inc. ("Mesirow") to analyze the proposed transaction and render its opinion as to the fairness of the proposed transaction to shareholders from a financial point of view. At the end of October 1996, Parent and its financing bank commenced their respective due diligence reviews of the Company.

     On November 26, 1996, the Board of Directors of the Company met to consider and review the Parent's proposals. The terms of the proposed transactions and related Merger Agreement were presented to and reviewed by the Board. Mesirow made presentations to the Board and delivered its opinion that, as of November 26, 1996, the $14.77 per Share cash consideration to be received by shareholders of the Company pursuant to the Offer is fair to the shareholders of the Company from a financial point of view. The Board then discussed the proposed Merger Agreement and related transactions. After discussion and further analysis, the Board unanimously approved the Merger and made the recommendations as set forth above in subparagraph (a) of this Item 4. Following such Board meeting, the Company was informed that the Board of Directors of the Parent and the Purchaser had, on November 26, 1996, approved the Merger Agreement. The Merger Agreement was executed by the parties on November 26, 1996, and subsequently thereto, was delivered by the parties.

     Parent and the Company, on November 27, 1996, issued a joint press release announcing the execution of the Merger Agreement and the Tender Agreement. The Purchaser commenced the Offer on December 4, 1996.

     In arriving at its decision regarding its recommendation set forth above, the Board of Directors of the Company considered, among other things, (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $14.77 per Share price represents a premium of approximately 8.4% over the closing $13.625 per Share price as reported on the NASDAQ National Market on November 26, 1996, the date the Board of Directors authorized the transactions; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, assets and earnings of the Company; (v) the effect of the transaction on the Company's employees and customers; (vi) the commitment letter of the financing bank regarding the financing of the Merger; (vii) the competitive environment in the electronic distribution field as related to perceived difficulties of the Company maintaining its position in the face of larger, well-financed distributors; (viii) the fact that, under the Merger Agreement, the Company is not prohibited from responding to an unsolicited Takeover Proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Board of Directors of the Company determines in good faith, after consultation with independent counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders;
(ix) the written opinion (the "Fairness Opinion") of Mesirow dated November 26, 1996, to the effect that, as of such date, the $14.77 in cash per Share to be received by the holders of Shares is fair to shareholders from a financial point of view; and (x) the statements by Mesirow representatives to the Board of Directors at its meeting on November 26, 1996 to the effect that on the basis of various factors described to the Board at such meeting the Offer Price is fair to shareholders from a financial point of view. In addition, the Board of Directors considered the presentation made to them by Mesirow, which included Mesirow's analysis of the various factors upon which its opinion is based. The full text of the Fairness Opinion received by the Company from Mesirow is filed as Exhibit (a)(4) to this Schedule 14D-9 and is also attached hereto as Exhibit
(a)(4). STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Mesirow was retained by the Company to act as financial adviser to the Board of Directors for the purpose of evaluating the fairness, from a financial point of view, of the consideration to be received by shareholders pursuant to the Offer and the Merger. The fee to be paid to Mesirow in connection with its services is $175,000. In addition, the Company has agreed to reimburse Mesirow for its reasonable out of pocket expenses incurred in connection with its activities under the engagement letter (other than fees and disbursements of its legal counsel for services in connection with the preparation of the engagement letter and the fairness opinion). In addition to the above fees, the Company has agreed to pay additional compensation (in an amount to be agreed upon between the Company and Mesirow) for services requested of Mesirow by the Company in advising the Board of Directors of the Company with respect to an offer from another party (if made) or revised terms of the Merger in the event of such revision. The Company has also agreed to indemnify Mesirow against certain liabilities, including liabilities arising under the Federal securities laws.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officers, directors, affiliates or subsidiary of the Company.

     (b) Pursuant to the Tender Agreement, Herbert S. Davidson has agreed to tender his Shares in the Offer. See Item 3. -- "Identity and
Background -- Tender Agreement."

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is under way by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL MATERIAL TO BE FURNISHED.

     The Information Statement attached as Schedule A is being furnished in connection with the possible designation by Parent (pursuant to the Merger Agreement) of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit (a)(1) Offer to Purchase dated December 4, 1996.

     Exhibit (a)(2) Letter of Transmittal.

     Exhibit (a)(3) Press release issued by the Company and Bell Industries,
                    Inc. on November 27, 1996.

     Exhibit (a)(4) Fairness Opinion of Mesirow Financial, Inc. dated November
                    26, 1996.

     Exhibit (a)(5) Letter to Shareholders dated December 4, 1996.

     Exhibit (c)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of November 26, 1996.

     Exhibit (c)(2) Form of Indemnification Agreement.

     Exhibit (c)(3) Article Tenth of the Certificate of Incorporation of the
                    Company.

     Exhibit (c)(4) Article IX, Section 1, of the By-laws of the Company.

     Exhibit (c)(5) Confidentiality Agreement dated September 17, 1996.

     Exhibit (c)(6) Tender Agreement dated as of November 26, 1996 among Parent,
                    Purchaser and Herbert S. Davidson.

     Exhibit (c)(7) Engagement Letter dated October 25, 1996 between the Company and Carl Marks.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     December 4, 1996

                                          --------------------------------------
                                                          (Date)

                                                    /s/ Richard Hyman

                                          --------------------------------------
                                                       (Signature)

                                              Richard Hyman, Executive Vice
                                                        President

                                          --------------------------------------
                                                     (Name and Title)

                                                                      SCHEDULE A

                           MILGRAY ELECTRONICS, INC.
                              77 SCHMITT BOULEVARD
                          FARMINGDALE, NEW YORK 11735

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER.

     This Information Statement is being mailed on or about December 4, 1996, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Milgray Electronics, Inc. (the "Company") to the holders of record of shares of common stock, par value $.25 per share, of the Company (the "Shares") as of the close of business on or about November 26, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use all reasonable efforts to cause the Parent Designees (as defined below) to be elected to the Board of Directors of the Company under the circumstances described therein. See "Board of Directors and Executive Officers -- Right to Designate Directors; Parent Designees." This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 4, 1996. The Offer is scheduled to expire at 5:00 P.M., New York City time, on Tuesday, January 7, 1997, unless the Offer is extended.

     The information contained in this Information Statement concerning the Parent and the Parent Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 26, 1996, there were 6,773,176 Shares outstanding. The Board of Directors currently consists of five members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal. All officers of the Company serve at the pleasure of the Board of Directors of the Company.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase of or payment for any Shares (including, without limitation, all Shares subject to the Tender Agreement) by Purchaser or any other subsidiary of Parent pursuant to the Offer, Parent shall be entitled to designate such number of directors "Parent Designees") rounded to the nearest whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors then serving on such Board (which, immediately prior to such calculation, shall not consist of more than five directors) multiplied by the ratio of the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates to the total number of Shares then outstanding, and the Company shall, upon request of Purchaser, take all action necessary to cause the Parent Designees to be elected or appointed as directors of the Company Board of Directors, including without limitation securing the resignations of such number of its incumbent directors as is necessary to enable the

Parent Designees to be so elected or appointed to the Company's Board of Directors, and shall cause the Parent Designees to be so elected or appointed. At such time, the Company shall also cause persons designated by the Parent to constitute the same percentage, rounded to the nearest whole number, as on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such board.

     The Parent has informed the Company that each of the Parent Designees has consented to act as a director. It is expected that the Parent Designees may assume office as described above and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors of the Company. It is further expected that none of the Parent Designees will receive any compensation for services performed in his capacity as director of the Company.

PARENT DESIGNEES

     The Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers listed in Schedule I of the Offer to Purchase, a copy of which is to be mailed to shareholders of the Company together with Schedule 14D-9. The information on such Schedule I is incorporated herein by reference. The Parent has informed the Company that none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, or (iii) to the best of the knowledge of the Parent, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission except as may be disclosed herein or in the
Schedule 14D-9.

PRESENT DIRECTORS AND EXECUTIVE OFFICERS

     Herbert S. Davidson, age 74, a director and President (since 1951), has been the President and Chief Executive Officer of the Company more than five years prior to the date hereof.

     Robert Davidoff, age 69 (who is the brother of Herbert S. Davidson and is a member of the Audit Committee) has been a director of the Company since 1961. Mr. Davidoff's business experience during the last five years is as follows:
Vice President of Carl Marks & Co., Inc., investment bankers, New York, New York, for more than five years prior to the date hereof. Carl Marks & Co., Inc. will receive a fee of $175,000 from the Company for investment banking services to the Company. (See the Schedule 14D-9 "Investment Banking Services.") Mr. Davidoff is presently a director of Hubco Exploration, Inc., Rex Stores, Inc., Consco Enterprises, Inc., Sidari Corp., Paging Partners Corp. and Marisa Christina, Inc.

     Herschel M. Weinberg, age 69, has been a director of the Company since 1961 and Secretary of the Company since 1969, and has been a practicing attorney in New York City for more than five years prior to the date hereof. Fees to Mr. Weinberg for (i) legal services to the Company since the beginning of the 1996 fiscal year (October 1, 1995) amount to $303,000.00 and (ii) legal services in respect of the Merger and related transactions amount to an additional $350,000.00.

     Richard Hyman, age 53, has been a director of the Company since 1987, Executive Vice President since 1987 and Vice President -- Sales/Marketing since 1975.

     Leonard Gardner, age 68 (a member of the Audit Committee) has been a director of the Company since April 1996. Mr. Gardner's business experience during the last five years is as follows: President of Metro Accident & Health Agency, Inc., general agent specializing in wholesale distribution of disability income insurance and long-term care insurance.

     John Tortorici, age 57, has been Vice President -- Finance since 1983 and Treasurer of the Company since 1982.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDER

     The following information is furnished with respect to ownership of shares of common stock of the Company as of November 26, 1996 by all directors, by each executive officer named in the Summary Compensation Table and by all directors and executive officers of the Company as a group. The persons named on the following table have sole voting and investment power with respect to the shares shown as beneficially owned by them unless otherwise indicated:

                           NAME OF                       NUMBER OF SHARES          PERCENT
                       BENEFICIAL OWNER                 BENEFICIALLY OWNED         OF CLASS
        ----------------------------------------------  ------------------         --------
        Herbert S. Davidson...........................     3,742,064(1)(2)            55%
        Richard Hyman.................................              68,000             1%
        Robert Davidoff...............................             231,480             3%
        Herschel M. Weinberg..........................                None            --
        Leonard Gardner...............................                 800           *
        John Tortorici................................               2,000           *
        Directors and Executive Officers as a Group...     4,044,344(1)(2)            60%

---------------

  * Less than 1%

(1) Includes 731,632 shares of the Company owned by H. S. Davidson Associates, Inc. Herbert S. Davidson may be deemed to be a "control person" of the Company within the meaning of the Securities Exchange Act of 1934.

(2) Pursuant to the terms of the Tender Agreement, Mr. Davidson has agreed, among other things, to tender his Shares in the Offer and to vote in favor of the Merger.

     The Board of Directors of the Company does not have nominating or compensation committees or committees performing similar functions. An audit committee consisting of two members was established in April 1996. One meeting of such committee, in which both members participated, has been held since its establishment. There were eight meetings of the Board of Directors during the 1996 fiscal year. The directors participated in at least 75% of the meetings of the Board of Directors held during the term of their tenure. Mr. Davidoff and Mr. Gardner each receives an annual retainer of $5,000 in respect of service as a director.

     The following information is submitted with respect to persons who, to the knowledge of the Company's management, owned beneficially more than 5% of the Company's outstanding common stock, par value $.25 per share, as of November 26, 1996.

  TITLE OF       NAME AND ADDRESS OF       NUMBER OF SHARES      PERCENT
    CLASS          BENEFICIAL OWNER       BENEFICIALLY OWNED     OF CLASS
-------------    --------------------     ------------------     --------
Common Stock     Herbert S. Davidson         3,742,064(1)(2)        55%
                 3295 Northwest
                 53rd Circle
                 Boca Raton, FL 33496

---------------

(1) Includes 731,632 shares of the Company owned by H. S. Davidson Associates, Inc. Herbert S. Davidson may be deemed to be a "control person" of the Company within the meaning of the Securities Exchange Act of 1934.

(2) Pursuant to the terms of the Tender Agreement, Mr. Davidson has agreed, among other things, to tender his Shares in the Offer and to vote in favor of the Merger.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain summary information with respect to compensation for the periods indicated therein of the Company's Chief Executive Officer and each of the other most highly compensated executive officers whose annual salary and bonus for the last fiscal year exceeded $100,000 (such Chief Executive Officer and executive officers being sometimes hereinafter referred to in this Schedule A as "named executive officers").

                    NAME AND                                                           ALL OTHER
               PRINCIPAL POSITION                 YEAR      SALARY       BONUS       COMPENSATION*
------------------------------------------------  ----     --------     --------     -------------
Herbert S. Davidson.............................  1996     $284,765     $210,000        $ 6,750
  President and Chairman of the Board             1995      259,961      210,000          6,750
                                                  1994      184,534      150,000          4,500
Richard Hyman...................................  1996      304,233      210,000          6,750
  Executive Vice President                        1995      295,015      210,000          6,750
  and Vice President Sales/Marketing              1994      277,897      150,000          4,500
John Tortorici..................................  1996      166,709       70,000          6,750
  Vice President -- Finance and Treasurer         1995      168,022       70,000          6,750
                                                  1994      155,366       50,000          4,500

---------------

* Represents portion of the Company's contribution under its 401(k) Plan allocated to the named executive officers.

CERTAIN EMPLOYMENT CONTRACTS

     In connection with the Merger Agreement referred to in Schedule 14D-9, the Parent and/or the Company has entered into employment agreements with certain officers, including the named executive officers, to be effective at the Effective Time. See Schedule 14D-9 "Identity and Background -- The Merger Agreement -- Benefit Plans and Certain Contracts and Employment Arrangements" for further information regarding such employment agreements.

REPORT ON EXECUTIVE COMPENSATION.

     The Board of Directors of the Company does not have a compensation committee or a Board committee performing equivalent functions. The directors include Herbert S. Davidson (the Chief Executive Officer) and Richard Hyman (a named executive officer) as well as Robert Davidoff, Herschel M. Weinberg (Secretary of the Company) and Leonard Gardner, who, as such directors, participate in deliberations of the Board on various elements of executive officer compensation.

     The Company's executive compensation policy is intended to enable the Company to attract, retain and motivate the executive personnel required for the success of the Company in a highly competitive industry. In evaluating or fixing compensation, consideration is given both to overall Company performance and to individual performance, taking into account particularly the contributions made by the executive toward improving Company performance. Consideration is also given to the executive's position and area of responsibility in the structure of the Company and the job performance of each individual in planning, providing direction for and implementing the Company's programs, including expansion of operations in new and established areas, obtaining new distribution lines and controlling costs. Compensation evaluations are also influenced by prevailing levels of pay for positions of comparable responsibility in the industry, prior compensation history and internal pay equity considerations. The 1996 executive compensation levels take into account the foregoing factors. The policies and criteria set forth above with respect to compensation of executive officers of the Company apply generally to the Company's Chief Executive Officer. Mr. Davidson's 1996 compensation reflects his continuing participation in and contributions to the Company's performance.

     This report has been provided on behalf of the Board of Directors, consisting of the following members: Herbert S. Davidson, Robert Davidoff, Herschel M. Weinberg, Richard Hyman and Leonard Gardner.

STOCKHOLDER RETURN PERFORMANCE GRAPH

     The following graph shows how an initial investment of $100 in the Company's common stock would have compared to an equal investment in the Nasdaq Stock Market (US) Index and the Nasdaq Electronics Components Stock Index over a five-year period beginning September 30, 1991 and ending September 30, 1996.

                                                                                   NASDAQ
        Measurement Period       Milgray Electronics,     The NASDAQ Stock       Electronic
      (Fiscal Year Covered)              Inc.                Market (US)      Components Stocks
1991                                     100                    100                  100
1992                                     175                    112                  137
1993                                     714                    147                  264
1994                                     743                    148                  257
1995                                    1435                    204                  512
1996                                    1251                    243                  609

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and, if any, persons who own more than ten percent of the Shares to file with the Securities and Exchange Commission initial reports relating to beneficial ownership and reports of changes in beneficial ownership of such Shares. Copies of these reports must also be furnished to the Company. Based solely on a review of copies of such reports furnished to the Company and on written representations from the reporting persons, the Company believes that all applicable Section 16(a) reporting requirements were complied with in the fiscal year ended September 30, 1996.